UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MultiMetaVerse Holdings Limited

(Name of Issuer)

Class A ordinary shares, no par value per share

(Title of Class of Securities)

G6360J102

(CUSIP Number)

Building D3, No. 718, Lingshi Road, Jingan District
Shanghai, China, 200072

Attention: Yiran Xu

Phone: +86-21-61853907

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 4, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6360J102

1. Names of Reporting Persons. Lucky Cookie Holdings Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,300,000
8. Shared Voting Power 15,632,831
9. Sole Dispositive Power 6,300,000
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 21,932,831 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 66.87% (2)
14. Type of Reporting Person (See Instructions) CO

(1)	Represents (i) 6,300,000 Class A ordinary shares, no par value per share (the “Class A Ordinary Shares”) of MultiMetaVerse Holdings Limited (the “Issuer”), held directly by Lucky Cookie Holdings Limited (“Lucky Cookie”), including 1,252,374 Class A Ordinary Shares subject to Share Restriction Agreement described in Item 3 below, and (ii) 15,632,831 Class A Ordinary Shares held directly by Avatar Group Holdings Limited (“Avatar”) subject to Acting-in-Concert Agreement described in Item 4 below, including 3,162,072 Class A Ordinary Shares subject to Share Restriction Agreement described in Item 3 below.
(2)	Percentage is calculated based on 32,798,890 ordinary shares issued and outstanding immediately following the consummation of the Business Combination (as defined below) on January 4, 2023 as disclosed in the Issuer’s Form 20-F, filed on January 10, 2023.

CUSIP No. G6360J102

1. Names of Reporting Persons. Yiran Xu
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,300,000
8. Shared Voting Power 15,632,831
9. Sole Dispositive Power 6,300,000
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 21,932,831 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 66.87% (2)
14. Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 6,300,000 Class A Ordinary Shares of the Issuer, held directly by Lucky Cookie, including 1,252,374 Class A Ordinary Shares subject to Share Restriction Agreement described in Item 3 below, and (ii) 15,632,831 Class A Ordinary Shares held directly by Avatar subject to Acting-in-Concert Agreement described in Item 4 below, including 3,162,072 Class A Ordinary Shares subject to Share Restriction Agreement described in Item 3 below. Yiran Xu owns all of the equity interests, and serves as the sole director, of Lucky Cookie, and therefore may be deemed to be beneficial owner of the Class A Ordinary Shares held by Lucky Cookie.
(2)	Percentage is calculated based on 32,798,890 ordinary shares issued and outstanding immediately following the consummation of the Business Combination (as defined below) on January 4, 2023 as disclosed in the Issuer’s Form 20-F, filed on January 10, 2023.

CUSIP No. G6360J102

1. Names of Reporting Persons. Avatar Group Holdings Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 15,632,831
9. Sole Dispositive Power 15,632,831
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,632,831 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 47.66% (2)
14. Type of Reporting Person (See Instructions) CO

(1)	Includes 3,162,072 Class A Ordinary Shares subject to Share Restriction Agreement described in Item 3 below. Does not include shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.
(2)	Percentage is calculated based on 32,798,890 ordinary shares issued and outstanding immediately following the consummation of the Business Combination (as defined below) on January 4, 2023 as disclosed in the Issuer’s Form 20-F, filed on January 10, 2023.

CUSIP No. G6360J102

1. Names of Reporting Persons. Yanzhi Wang
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 15,632,831
9. Sole Dispositive Power 15,632,831
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,632,831 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 47.66% (2)
14. Type of Reporting Person (See Instructions) IN

(1)

Represents 15,632,831 Class A Ordinary Shares directly held by Avatar, including 3,162,072 Class A Ordinary Shares subject to Share Restriction Agreement described in Item 3 below. Yanzhi Wang, through Yann HighTech Holdings Limited, a British Virgin Islands company wholly owned by him, owns 76.12% of the equity interests, and serves as the sole director, of Avatar, and therefore may be deemed to be beneficial owner of the Class A Ordinary Shares held by Avatar. Does not include shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Percentage is calculated based on 32,798,890 ordinary shares issued and outstanding immediately following the consummation of the Business Combination (as defined below) on January 4, 2023 as disclosed in the Issuer’s Form 20-F, filed on January 10, 2023.

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the Class A Ordinary Shares of the Issuer. The principal executive offices of the Issuer are located at Building D3, 718 Lingshi Road Jing’An District, Shanghai 200072, People’s Republic of China. The Issuer’s Class A Ordinary Shares are listed on the Nasdaq Global Market under the symbol “MMV.”

Item 2. Identity and Background.

(a)

This Statement is filed jointly by (i) Lucky Cookie, (ii) Yiran Xu, (iii) Avatar, and (iv) Yanzhi Wang (collectively, the “Reporting Persons”).

Yiran Xu owns all of the equity interests, and serves as the sole director, of Lucky Cookie, and therefore may be deemed to be beneficial owner of the Class A Ordinary Shares held by Lucky Cookie.

Yanzhi Wang, through Yann HighTech Holdings Limited, a British Virgin Islands company wholly owned by him, owns 76.12% of the equity interests, and serves as the sole director, of Avatar, and therefore may be deemed to be beneficial owner of the Class A Ordinary Shares held by Avatar.

(b)	The business address of the Reporting Persons is c/o MultiMetaVerse Holdings Limited, Building D3, 718 Lingshi Road Jing’An District, Shanghai 200072, People’s Republic of China.

(c)	Yiran Xu is the Chairman and Chief Executive Officer of the Issuer and is the sole director of Lucky Cookie. Yanzhi Wang is the sole director of Avatar. The principal business of Lucky Cookie and Avatar is a holding company of their passive investment.

(d)–(e)	During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Yiran Xu and Yanzhi Wang is a citizen of the People’s Republic of China. Each of Lucky Cookie and Avatar is a business company organized under the laws of the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

On January 4, 2023 (the “Closing Date”), Model Performance Acquisition Corp., a British Virgin Islands business company (“MPAC”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Merger Agreement, dated as of August 6, 2021, as amended on January 6 and September 29, 2022 (the “Merger Agreement”), by and among MPAC, the Issuer (f/k/a Model Performance Mini Corp.), Model Performance Mini Sub Corp., MultiMetaVerse Inc. (“Legacy MMV”), and certain shareholders of Legacy MMV.

Pursuant to the terms of the Merger Agreement, upon closing of the Business Combination, (i) 29,364,130 Legacy MMV’s ordinary shares were automatically cancelled and converted into 6,300,000 Issuer’s Class A Ordinary Shares issued to Lucky Cookie, and (ii) 72,864,203 Legacy MMV’s ordinary shares were automatically cancelled and converted into 15,632,831 Issuer’s Class A Ordinary Shares issued to Avatar.

Pursuant to the terms of a second amendment to the Merger Agreement dated September 29, 2022, the Issuer entered into a share restriction agreement with each of Avatar, Lucky Cookie and F.L.M Holdings Limited (“F.L.M”) (each a “Restricted Shareholder”), respectively (collectively, “Share Restriction Agreements”), pursuant to which, each Restricted Shareholder agreed that (i) 1,252,374 Class A Ordinary Shares issued to Lucky Cookie, 3,162,072 Class A Ordinary Shares issued to Avatar and 585,554 Class A Ordinary Shares issued to F.L.M in connection with the Business Combination pursuant to the Merger Agreement (collectively, “Restricted Closing Payment Shares”) will be non-transferable and subject to forfeiture by the Issuer if the Release Event (defined below) does not occur within 12 months following the closing of the Business Combination, (ii) such Restricted Closing Payment Shares shall vest and become transferable and non-forfeitable upon the successful creation of a new gameplay coupled with a public announcement regarding release of the new gameplay, whether through the introduction of a new mobile game or updates to an existing mobile game to revamp its gameplay and commercial appeal (the “Release Event”), with the determination of whether an event is deemed a Release Event to be determined by a majority vote of the independent directors of the board of the Issuer in their sole discretion; and (iii) until the vesting of the Restricted Closing Payment Shares, such Restricted Closing Payment Shares shall be held in escrow in accordance with the Share Restriction Agreements.

References to and descriptions of the Merger Agreement and Share Restriction Agreements herein are qualified in their entirety by reference to the Merger Agreement filed as Exhibit 2 and form of Share Restrictions Agreement filed as Exhibit 3 to this Statement and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the Issuer’s ordinary shares beneficially owned by the Reporting Persons, as reported in this Statement, were received in connection with the Business Combination.

Acting-in-Concert Agreement

On March 22, 2021, the Reporting Persons entered into an Acting-in-Concert Agreement (“Acting-in-Concert Agreement), pursuant to which Yanzhi Wang and Avatar undertake that following the completion of the Business Combination, Yanzhi Wang and Avatar shall take actions in accordance with the instructions of Yiran Xu and Lucky Cookie with regard to any matter submitted to vote by the shareholders of the Issuer. The Acting-in-Concert Agreement became effective upon the consummation of the Business Combination.

References to and descriptions of the Acting-in-Concert Agreement herein are qualified in their entirety by reference to the form of Acting-in-Concert Agreement filed as Exhibit 4 to this Statement and incorporated herein by reference.

Yiran Xu serves as the Chairman of the Board of Directors and the Chief Executive Officer of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5. Interest in Securities of the Issuer.

(a) - (b)

The responses of each of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Class A Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of shares of Class A Ordinary Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

Group Interest

As a result of the execution of the Acting-in-Concert Agreement, each Reporting Person may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act with respect to any matter submitted to vote by the shareholders of the Issuer as described in this Item 5 of this Statement. As a result, the group is deemed to have acquired beneficial ownership of all the Class A Ordinary Shares beneficially owned by any member of the “group”. Thus, the group may be deemed to beneficially own in the aggregate 21,932,831 Class A Ordinary shares, which represents beneficial ownership of approximately 66.9% of the total outstanding Class A Ordinary Shares. Due to the relationships described in this Statement, the Reporting Persons may be deemed to beneficially own all of the Class A Ordinary Shares beneficially owned by the group.

(c)	Except as set forth in this Statement, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Issuer’s ordinary shares during the sixty days prior to the date of filing this Statement.

(d)	Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s ordinary shares beneficially owned by the Reporting Persons as reported in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The descriptions of the Merger Agreement, the Share Restriction Agreements and the Acting-in-Concert Agreement under Item 3 and Item 4 are incorporated herein by reference. The summary of certain provisions of such agreements in this Statement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 2, 3 and 4, respectively, hereto and are incorporated herein by reference.

Lock-Up Agreements

In connection with the closing of the Business Combination, the Issuer entered into a Lock-up Agreement with each of Lucky Cookie, Avatar and certain other shareholders of the Issuer on January 4, 2023, pursuant to which each agrees, subject to certain customary exceptions, not to:

(i)	offer, sell contract to sell, pledge, or otherwise dispose of, directly or indirectly, any ordinary share or securities convertible into or exercisable or exchangeable for ordinary share held by it immediately after the Effective Time, or enter into a transaction that would have the same effect;

(ii)	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any of these transactions are to be settled by delivery of such shares, in cash or otherwise; or

(iii)	publicly announce the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, edge or other arrangement, or engage in any “Short Sales” (as defined in the Lock-up Agreement) with respect to any security of the Issuer;

until the date that is 180 calendar days after the consummation of the Business Combination; provided, however, that the restrictions set forth in the Lock-up Agreement shall not apply to (1) transfers or distributions to such shareholders current or former general or limited partners, managers or members, shareholders, other equity holders or other direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended) or to the estates of any of the foregoing; (2) transfers by bona fide gift to a member of the shareholder’s immediate family or to a trust, the beneficiary of which is the shareholder or a member of the shareholder’s immediate family for estate planning purposes; (3) by virtue of will, intestate succession or the laws of descent and distribution upon death of the shareholder; (4) pursuant to a qualified domestic relations order, in each case where such transferee agrees to be bound by the terms of the Lock-up Agreement. Notwithstanding the foregoing, if after consummation of the Business Combination, there is a “Change of Control” of the Issuer (as defined in the Lock-up Agreement), all of the shares shall be released from the restrictions set forth therein.

References to and descriptions of the Lock-Up Agreements herein are qualified in their entirety by reference to the form of Lock-Up Agreement filed as Exhibit 5 to this Statement and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination, the Issuer, Lucky Cookie, Avatar, F.L.M, and First Euro Investments Limited entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer will, among other matters, be required to register for resale securities held by these shareholders of the Issuer. In addition, these shareholders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the completion of the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

References to and descriptions of the Registration Rights Agreement herein are qualified in their entirety by reference to the form of Registration Rights Agreement filed as Exhibit 6 to this Statement and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement, between each Reporting Person, dated December 30, 2019 by and among the Reporting Persons
2	Merger Agreement dated August 6, 2021 (incorporated by reference to Exhibit 2.1 to MPAC’s current report on Form 8-K filed with the SEC on August 9, 2021)
3	Form of Share Restriction Agreement (incorporated by reference to Exhibit 4.19 to the Report on Form 20-F, filed by the Issuer on January 10, 2022)
4	Acting-in-Concert Agreement dated March 22, 2021 by and among Yiran Xu, Lucky Cookie, Yanzhi Wang and Avatar (incorporated by reference to Exhibit 10.30 of the Issuer’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
5	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to MPAC’s current report on Form 8-K filed with the SEC on August 9, 2021)
6	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to MPAC’s current report on Form 8-K filed with the SEC on August 9, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2023

Lucky Cookie Holdings Limited

	By:	/s/ Yiran Xu
Name: Yiran Xu
Title: Director

/s/ Yiran Xu
Yiran Xu

Avatar Group Holdings Limited

	By:	/s/ Yanzhi Wang
Name: Yanzhi Wang
Title: Director

/s/ Yanzhi Wang
Yanzhi Wang